Exhibit 99.1

Pinduoduo Announces Private Placement to a Global Institutional Investor

SHANGHAI, China, Dec. 21, 2020 (GLOBE NEWSWIRE) — Pinduoduo Inc. (the “Company”) (NASDAQ: PDD), today announced that a global institutional investor will purchase through a private placement close to US$500 million of newly issued Class A ordinary shares of the Company, representing approximately 0.3% of the Company’s post-issuance total outstanding shares. The transaction was priced with reference to the volume-weighted average price of the last five trading days. The investor has also agreed to a six-month lock-up period with respect to the newly issued shares. The transaction is expected to close on or about December 24, 2020.

The share issuance was exempted from registration under the Securities Act of 1933, as amended, (the “Securities Act”) pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering or Regulation S under the Securities Act.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as Pinduoduo’s strategic and operational plans, contain forward-looking statements. Pinduoduo may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including but not limited to statements about Pinduoduo’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Pinduoduo’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and fourth-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to Pinduoduo’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Pinduoduo’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Pinduoduo undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Pinduoduo Inc.

Pinduoduo operates China’s largest agri-focused technology platform, providing an online marketplace that connects millions of agricultural producers with consumers across the country. A pioneer of interactive commerce and the consumer-to-manufacturer model, Pinduoduo aims to bring more businesses and people into the digital economy so that local communities can benefit from the increased productivity and convenience through new market opportunities.

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investor@pinduoduo.com

internationalmedia@pinduoduo.com

Source: Pinduoduo Inc.